

September 30, 2010

Gregg M. Larson, Esq.
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133

> **Re: Cogent, Inc.**
> **Amended Schedule TO-T Filed on September 24, 2010**
> **Filed by 3M Company and Ventura Acquisition Corp.**
> **File No. 005-80576**

Dear Mr. Larson:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated September 20, 2010.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

Conditions of the Offer, page 35

1.   The revised language in response to prior comment 10 indicates that you could waive or exercise a condition after the offer has expired; this suggests that the offer could be illusory. See Section 14(e) of the Exchange Act. As such, we reissue prior comment 10.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 225-3999
Christopher E. Austin, Esq.
Cleary Gottlieb Steen & Hamilton LLP